

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2013

Via E-mail
Jeffery M. Lamberson
President, Chief Executive Officer and Chief Financial Officer
Halex Energy Corp.
9190 Double Diamond Parkway
Reno, Nevada 89521

Re: Halex Energy Corp.
Registration Statement on Form S-1
Filed January 10, 2013
File No. 333-185956

Dear Mr. Lamberson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    •   Describe how and when a company may lose emerging growth company status;

    •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    •   State your election under Section 107(b) of the JOBS Act:

     o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Prospectus Summary, page 6

4. Please revise to explain the basis for your statement that the Hybrid Renewable Energy System is "radically innovative."

Risk Factors and Uncertainties, page 7

5. We note that you have filed the K'Air Energy Distributor Agreement dated November 30, 2012 as Exhibit 10.1 to your registration statement. As applicable, please provide a risk factor related to material risks associated with the Distributor

Agreement and its relative importance to your business, including discussion of its termination and intellectual property rights provisions.

6. We reviewed the biographical information of your executive officers and your director on page 49 and it does not appear that either of them has experience in the development of renewable energy equipment or systems or in the distribution, installation or operation of renewable energy systems. Please revise to include appropriate risk factor disclosure or tell us why this is not appropriate.

If we are unable to further develop the HRES prototype . . ., page 7

7. We note that you have had limited advancements on your HRES prototype. Please elaborate on the reasons for these limited advancements.

HRES Technology is currently in the development phase . . . , page 7

8. Please explain how and the extent to which you are dependent on the actions and/or continuing operation of the HRES manufacturer to develop the HRES technology.

Our auditor has indicated in its report . . ., page 9

9. We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the going concern opinion and the estimate of capital required in your Prospectus Summary and Management's Discussion and Analysis sections.

We may be susceptible to an adverse effect on our business . . ., page 9

10. To the extent you know of relevant legislation that may adversely affect your business, please describe the legislation.

We are selling this offering without an underwriter . . ., page 11

11. Please disclose whether your officers and directors have any experience in selling shares pursuant to a self-underwritten offering.

Because we do not have an escrow or trust account . . ., page 12

12. We note that you reference "promotional products" for the first and only time in this risk factor. Please describe what "promotional products" you are referring to and how they relate to the identified business risk factor.

Use of Proceeds, page 12

13. We note your disclosure under this heading regarding the use of proceeds at the various funding levels. Please revise your disclosure under this heading or in your Plan of Operations disclosure on page 45, as appropriate, to reconcile both the amounts and descriptions set forth in Phase I.

Description of Business, page 16

14. Your disclosure on page 16 states that you do not believe you are a blank check company. We note that you have not conducted any operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering. Please also disclose whether you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

15. Please revise and explain in significantly greater detail and in plain English, how the HRES functions, how it achieves higher rates of capacity utilization over other forms of electricity generation and how it is installed. Please also specifically address what you mean by "[t]he HRES consists of two or more renewable energy sources used in conjunction to provide increased system efficiency." Please provide us an example to show how it works.

16. We note that you state that you are developing and manufacturing a prototype of HRES in conjunction with K'Air Energy Inc. and that your company "holds exclusive licenses for distribution, installation and operation of HRES covering the entire State of California." Please provide disclosure clarifying the nature of your business relationship with K'Air Energy Inc. Please explain each company's roles or functions in developing the HRES technology and achieving your business plan. Please also disclose the status of the development of the HRES prototype, including additional detail regarding the early testing of some components of the prototype. As applicable, please disclose any joint development agreements or similar agreements that may exist.

17. Given that you have not yet developed the prototype for HRES and have only conducted early testing on some of the components of the prototype, please explain the basis for your statement that "HRES offers flexibility because this technology can utilize a broad range of green energy heat sources …" and similar disclosure elsewhere in your prospectus, such as in the second paragraph under the heading "Business Opportunity" on page 17.

18. Please provide the disclosure required by Item 101(h)(4)(vii), (viii), (ix), (x), and (xi) or tell us why this disclosure in not material to an understanding of your business.

Business Opportunity, page 17

19. Please disclose the basis for your assertions under this heading, in the first two paragraphs under the heading "Market Opportunity" on page 17 and under the heading "Competition" on page 19. Please disclose whether these statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon. Please also delete or provide support for your statement under this heading and the heading "Competition" on page 19 that natural gas prices are high and increasing.

Market, page 17

20. Please reconcile your disclosure in the third paragraph that you intend to build and own scalable HRES power plants with your disclosure elsewhere that you will distribute and install HRES. In this regard, it is not clear whether you expect to generate revenue from the sale of electricity or the sale of electricity-generating equipment.

Phase 1, page 18

21. Please revise your disclosure under this heading or in another appropriate place in your prospectus to describe the independent studies that are necessary for certification in California. Please also revise your plan of operations on page 45 to include any related expenses associated with these studies or, to the extent this is included in an existing line item in your plan of operations, clarify the description of the expenses. Please also make any necessary conforming changes in your use of proceeds disclosure.

Competition, page 19

22. Please provide the disclosure required by Item 101(h)(4)(iv), specifically, your position in the industry and methods of competition.

Report of Independent Registered Public Accounting Firm, page 25

23. We note the third paragraph of the report, in which it refers to "financial position … as of December 31, 2012 and the results of its operations and its cash flows for the

period January 20, 2011 (date of inception) through Halex Energy Corporation," which is inconsistent with the actual financial statement periods presented. Please have your auditors revise the report in the next amendment to Form S-1.

24. We note that the independent auditor's report and the related consent included as exhibit 23.1 were both signed by Peter Messineo, CPA, with the firm DKM Certified Public Accountants ("DKM") presented as the undersigned and presented on DKM letterhead. Additionally, we note on page 16 that you refer DKM as experts in auditing and accounting. In that regard, please clarify for us whether Peter Messineo, CPA or DKM performs the audit and opines on your financial statements. Please revise the audit report, the consent and the reference to experts in auditing and accounting accordingly to consistently state which individual or firm performed audit and remove reference to the other party.

Financial Statements

Note 8. Subsequent Events, pages 34 and 43

25. Please tell us and disclose in greater detail the significant terms of the licensing agreement with K'Air Energy, Inc., such as renewal provisions, sales commissions, support services, etc. Additionally, we note your disclosure on pages 34 and 43 that $500,000 is due under the licensing agreement on December 31, 2013. However, we note that paragraph b) of Section B of Schedule 'A' of the K'Air Energy Distributor Agreement you included as Exhibit 10.1 states that payments are due at intervals throughout 2013 rather than as of December 31, 2013, which is not consistent with your disclosure on pages 34 and 43. Please explain or revise, and take any such revision into consideration when addressing other related comments.

Management's Discussion and Analysis, page 44

26. Reference is made to your disclosure of notes payable on pages 32 and 41. It appears that you have financed your operations through the issuance of notes. Please revise MD&A to include a discussion of your liquidity and capital resources that specifically addresses the notes. Refer to the guidance in Item 303 of Regulation S-K.

27. Additionally, we note on page 44 that one note payable was due September 1, 2012. Please also include a discussion of the maturity of notes, if you are in default due to failure to repay by contractual maturity dates, how you intend to repay the notes, and any other impact on your liquidity and capital resources.

28. We note your disclosure on pages 34 and 43 of the significant license payments due to K'Air Energy Inc. in connection with the related license agreements with K' Air Energy, Inc. In that regard, please expand your discussion to disclose how you would make these payments and their impact on your liquidity and capital resources.

Plan of Operations, page 45

      29. We note that you have not included the initiation fee and licensing fees payable to K'Air Energy Inc. in your estimate of costs for your plan of operations. In addition, it does not appear that you have included any research and development costs in your plan of operations yet you disclose at the top of page 45 that you expect to incur research and development expenses within the next twelve months. Please revise your plan of operations to include these expenses or explain why it should not be included in your estimate of costs.

Results of Operations for the Period from Inception through September 30, 2012, page 46

      30. Please revise the first sentence of the first paragraph to refer to September 30, 2012. In the second sentence of the first paragraph, you state that you do not anticipate earning revenue until you completely develop and prepare a commercially-viable HRES unit. Please add additional detail to clarify for investors the phase in your plan of operations when this will occur.

Limited Operating History; Need for Additional Capital, page 46

      31. We note that you state that your company was incorporated on January 21, 2012 in the second to last paragraph on page 46, and elsewhere state that it was incorporated on January 21, 2011. Please revise your disclosure to correct or explain any inconsistencies.

Directors, Executive Officers, Promoters and Control Persons, page 49

      32. Please revise the biographical information for Mr. Foley to disclose, for the last five years, the name and principal business of any corporation or other organization where he was employed and the dates or duration of such employment. Please refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 50

      33. Please update your compensation to include the compensation for 2012. Please refer to Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 51

      34. In this table, you disclose that Mr. Lamberson beneficially owns 4,700,000 shares of common stock. This amount is inconsistent with disclosure in the table on page 22 and your disclosure in the second paragraph on page 52 disclosing that Mr. Lamberson owns 4,500,000 shares of common stock. Please revise, as appropriate.

35. Please provide the information required by Item 403(b) of Regulation S-K with respect to your directors and executive officers as a group.

36. Please disclose, by footnote or otherwise, the natural persons who exercise voting or investment control or both with respect to the shares held by the following shareholders:

- Benchmark Trading, LLC
- Insight Asset Management, Inc.
- LeeShore Solutions, LLC
- NewHaven Capital, LLC
- Tidewater Management Services, Inc.

If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. By analogy, please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Certain Relationships and Related Transactions, page 52

37. We note your disclosure in the last sentence of the fourth paragraph on page 6 that you have raised $65,875 through the issuance of promissory notes to some of your founding shareholders. To the extent these notes were issued to any related party as defined in Section 404 of Regulation S-K, please revise to provide the disclosure required by Item 404(a) and 404(d) of Regulation S-K and to file these promissory notes as material contracts. Refer to Item 601(b)(10) of Regulation S-K.

Corporate Governance, page 53

38. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Outside Back Cover Page of Prospectus, page 55

39. Please provide disclosure required by Item 502(b) of Regulation S-K.

Part II – Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

40. Please revise to state briefly the facts relied up to make the exemption available. Please see Item 701(d) of Regulation S-K.

<u>Item 17. Undertakings, page II-2</u>

       41. Please provide the exact language required by Item 512(a)(2) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Andrew Mew, Accounting Branch Chief at (202) 551- 3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Andrew Grundman